THE LGL GROUP, INC.
2525 Shader Road
Orlando, Florida 32804

November 4, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sergio Chinos

Division of Corporation Finance

Re:	The LGL Group, Inc. Registration Statement on Form S-1 (No. 333-249639)

Ladies and Gentlemen:

The LGL Group, Inc. hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Eastern Time, November 9, 2020, or as soon thereafter as practicable.

Very truly yours,

THE LGL GROUP, INC.

By:	/s/ James W. Tivy
James W. Tivy
Chief Financial Officer